February 8, 2008

Mr. Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.                                           20549-7010

Re:Response to the Securities and Exchange Commission Staff Comments regarding MAG Silver Corp., File No. 1-33574

Dear Mr. Skinner:

We are in receipt of your letter dated January 30, 2008.  We are drafting our response at this time, but given the technical nature of the disclosure and our desire to review our response with counsel in advance of submission, we fear we will not be prepared to submit to you by February 10th.  We request your permission to submit our response to you on or before February 15, 2008.

Yours truly,

“Frank Hallam”

Frank R. Hallam, CFO
MAG Silver Corp.

MAG Silver Corp., Suite 328, 550 Burrard Street, Vancouver B.C., Canada V6C 2B5.
Tel. 604-630-1399. www.magsilver.com